Filed Pursuant to Rule 433

Registration No. 333-200922

June 11, 2015

$750,000,000

5.000% Senior Notes due 2045

TERM SHEET

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated June 11, 2015, filed as part of Registration Statement No. 333-200922.

$750,000,000

5.000% Senior Notes due 2045

Issuer:	Devon Energy Corporation (Bloomberg Ticker: “DVN”)

Ratings*:	Baa1 Moody’s / BBB+ S&P / BBB+ Fitch

Securities:	$750,000,000 5.000% Senior Notes due 2045

Legal Format:	SEC registered (global) (No. 333-200922)

CUSIP / ISIN No.:	25179M AU7 / US25179MAU71

Trade Date:	June 11, 2015

Expected Settlement Date:	June 16, 2015 (T+3)

Maturity Date:	June 15, 2045

Price To Public:	98.775% of principal amount

Coupon:	5.000% per annum (payable semi-annually)

Interest Payment Dates:	June 15 and December 15, beginning December 15, 2015

Benchmark Treasury:	2.500% due February 15, 2045

Benchmark Treasury Yield:	3.130%

Spread to Benchmark Treasury:	+195 basis points

Yield to Maturity:	5.08%

Make Whole Call:	The greater of 100% of principal amount or discounted present value at the Adjusted Treasury Rate plus 30 bps (0.30%)

Par Call:	On and after the date that is six months prior to the Maturity Date

Gross Proceeds (before underwriting discounts and expenses):	$740,812,500

Joint Bookrunners:	Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities (USA), Inc.

Senior Co-Managers:	Barclays Capital Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Mizuho Securities USA Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
Scotia Capital (USA) Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Goldman, Sachs & Co. toll-free at 1-866-471-2526 or prospectus-ny@ny.email.gs.com or contacting J.P. Morgan Securities LLC, Investment Grade Syndicate Desk at 212 834-4533.